August 4, 2015

VIA EDGAR

Terence O’Brien

Tracie Mariner

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Medbox, Inc.

Form 10-K for Fiscal Year Ended December 31, 2014

Filed March 26, 2015

File No. 0-54928

Ladies and Gentlemen:

On behalf of Medbox, Inc., a Nevada corporation (the “Company”), we are providing in this letter the Company’s response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated July 1, 2015.

For convenience of reference, the Staff’s comments are printed below in italics, and are followed by the corresponding response of the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21; Revenue, page 22

1.	Please revise your disclosure in the table on page 22 or your revenue recognition accounting policy in Note 2 to reconcile each type of revenue stream described in Note 1 to each line item of revenue described in the table. For example, in Note 2, you state two of your revenue streams include dispensary units and vaporizers and other revenue. However, it is unclear in which line items in the table fall into each of these two streams. Readers should be able to match the type of revenue stream to the corresponding amount of revenue you recorded.

Please see the clarifying revenue recognition policy that the Company intends to include in the Note 2 of the footnotes to its financial statements on a going forward basis,

11355 W. Olympic Blvd., Los Angeles, California 90064-1614  Telephone: 310.312.4000  Fax: 310.312.4224

Albany  |  Los Angeles  |  New York  |  Orange County  |  Palo Alto  |  Sacramento  |  San Francisco  |  Washington, D.C.

Terence O’Brien

Tracie Mariner

August 4, 2015

beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2015 (the “Q2 10-Q Filing”) which the Company intends to file on or about August 14, 2015:

Revenue Recognition

We enter into transactions with clients who require our expertise and are interested in being granted the right to have us engage exclusively with them in certain territories (which we describe as territory rights) to obtain the necessary licenses to operate a dispensary for the location, and to consult in daily operations of the dispensary.

Terms for each deal are varied and the sales arrangements typically include the delivery of our dispensing technology and dispensary location build-out. Medbox machines retail for approximately $50,000 for each machine set (including the POS system), and normally our contracts include the sale of the dispensary units within the scope of options to be provided that might also include location build out costs. Currently, our standard contracts have a five year term, call for an upfront, non-refundable consulting fee, and contain options including acquiring a Medbox dispensary machine and having the Company perform the build-outs for the location, at set prices. The Company has determined these optional purchases each constitute a separate purchasing decision, and therefore are considered a separate arrangement for revenue recognition purposes. Revenue on each of these options are evaluated for recognition when and if the customer decides to enter into the arrangement.

Based on these contracts, and other auxiliary agreements, our current revenue model consists of the following income streams:

Consulting fee revenues and build-outs

Consulting fee revenues is a consistent component of our current and anticipated future revenues and is negotiated at the time we enter into a contract. The majority of the consulting fees arise from the upfront, non-refundable consulting fee in our standard contract, and is recognized over the life of the contract. Consulting fee revenue is only recognized when the following four criteria are met: 1) persuasive evidence of an arrangement exists, 2) delivery has occurred or services have been rendered, 3) sales price is fixed and determinable and 4) collectability is reasonably assured.

Revenue on dispensary unit sales is only recognized when the following four criteria are met: 1) persuasive evidence of an arrangement exists, 2) delivery has occurred, 3) sales price is fixed and determinable and 4) collectability is reasonably assured.

Terence O’Brien

Tracie Mariner

August 4, 2015

Revenue for the build-outs of the dispensary, if the customer chooses to have it performed by the Company, is recognized after issuance of a certificate of occupancy for the newly completed facility.

Other revenue includes sales of territory, location, and management rights. The Company at times enters into specific contracts to assign exclusive location and management rights, for a dispensary, that the Company has previously been granted under a license approved by local authorities. These rights are transferred under a management rights agreement to an operator for retail, dispensary, or cultivation centers. The Company also has one agreement with a related party in which it granted the related party the exclusive rights to apply for licenses to operate dispensaries and cultivation centers in a certain territory.

Other revenue is only recognized when the following four criteria are met: 1) persuasive evidence of an arrangement exists, 2) delivery has occurred or services have been rendered, 3) sales price is fixed and determinable and 4) collectability is reasonably assured. In the sale of the territory rights to the related party, the revenue is being recognized over the term of the agreement.

Revenues on VII product sales. Our VII subsidiary sells table top vaporizer machines and accessories. Vaporizer sales are recognized as the product is shipped unless otherwise agreed with the customer.

Revenue from referral fees. The Company had an agreement, which expired in November 2014, for referral services to explore matching its clients with a real estate financing partner to facilitate property purchases and subsequent leasebacks to clients. Referral fee revenue was recognized over the life of the agreement.

Note 2- Summary of Significant Accounting Policies, page F-8; Revenue Recognition, page F-10

2.	Please provide a separate discussion of your arrangements with multiple deliverables, including the following:

•	Typical products and services provided in such arrangements and the key terms and conditions of the sales contracts,

Terence O’Brien

Tracie Mariner

August 4, 2015

•	Discussion of the criteria you use to determine whether your revenue arrangements with multiple deliverables should be divided into separate accounting units and the outcome of your application of this criteria significant contracts, and

•	Your basis for allocating the consideration received from the customer among the separate units of accounting, if applicable.

Your current disclosure under “consulting fee revenues” and “revenues on dispensary unit and vaporizer sales” that you recognize revenue on contracts with multiple deliverables when a milestone is reached in the contract does not appear to specifically and clearly address these aspects of the accounting guidance in ASC 605-25.

The Company’s business plan has been evolving during its first few years of operations as the Company explores several avenues to generate revenue. Therefore, the Company’s contracts, products and services covered by the contracts, terms contained in the contracts, and revenue recognition has also evolved. As noted above in Response No. 1, in the Company’s future filings beginning with the Q2 10-Q Filing, the Company intends to use the clarified revenue recognition policy disclosure. This clarified disclosure will no longer refer to multiple deliveries and milestones, and is more specific as to the contracts for which revenue was recognized during the periods presented, as well as the contracts that are currently being used. The discussion below is to clarify the revenue recognition process and criteria considerations applied for our consulting and build-out contracts and the sale of territories. The revised revenue recognition policy discussed above in Response No. 1 should clarify the accounting with regard to VII product sales and Referral fees.

Consulting and Build-outs:

Due to the evolution of the Company’s business plan, the contracts during 2014 and 2013 cover different products and have different terms. The Company started using new forms of contracts during 2013 that included an upfront fee, which is reflected in the consulting revenue recognized in 2013 and 2014.

Included in the consulting and build-out revenue line detailed in the MD&A in the year ended March 31, 2013 is approximately $1,550,000 which falls under revenues from a standard form of contract for numerous customers located in Arizona that was entered into during the years ended December 31, 2012 and 2011. This contract called for a $25,000 fee to secure an exclusive zone and submit a complete application for a license to run a dispensary. Another provision of the contract calls for a non-refundable fee of $50,000, payable upon successful licensing of the dispensary, for the purchase of a Medbox machine, POS System, software, and inventory tracking software.

Terence O’Brien

Tracie Mariner

August 4, 2015

Additionally, the contract calls for the Company to be paid a monthly maintenance and consulting fee of $495 per month, which is reduced for the first year to $79 per month.

The standard contracts that the Company entered into starting in 2013 and reflected in consulting revenue for the years 2013 and 2014 included a required upfront, non-refundable consulting fee of $22,500, as well as a success fee of $10,000 upon the successful licensing of the dispensary, and $50,000 for each Medbox machine purchased. The customer can choose to have the Company perform the build-outs on the dispensary for $100,000, or instead, pay a $30,000 fee if the customer chooses to do the build-outs themselves. Because the Company may not always be successful in obtaining the license, in such cases, the customer is not required to pay any further amounts or continue in a relationship with the Company. To date, none of these contracts have progressed through the licensing process, and the only revenue relates to the recognition of the deferred upfront fee by the straight line method during the period.

The Company evaluated its standard contracts at inception, and while the contracts do offer different products under one agreement, the Company does not consider that the separate products qualify as multiple deliveries as defined in ASC 605-25. While the license to run a dispensary has stand-alone value, there would be no use for the Medbox machine, or the build-out services without the license. Therefore, they would not be considered as separate units of accounting, as defined in ASC 605-25-25-4 to 5. As there are not separate units of accounting, the Company did not need to allocate the consideration received under the contracts.

The revenues in 2013 from the Arizona contracts were all recognized under the completion of contract method, upon receipt of the certificate of occupancy issued by the Arizona department of health. At that point, all revenue criteria had been meet, as there was an arrangement with a fixed and determinable fee (as evidenced by the contract), delivery had occurred (as evidenced by successful license and certificate of occupancy), and collectability was reasonably assured (the consideration had been received by the Company).

As to the 2014 revenue, to date only the $22,500 consulting upfront fees have been recognized as meeting the revenue criteria. The consulting revenue in 2014 arises from the recognition of the deferral of the upfront fee over the period. Furthermore, the Company evaluated the contracts they began to use in 2013 (as described previously) upon inception and determined that the proper accounting treatment for the remaining revenue was to follow the completed contract method of revenue recognition. Although the contracts do have different products and phases, the Company determined that not until the dispensary was completed, as evidenced by the Certificate of Occupation, and the customer accepted, were the four criteria for revenue recognition met.

Terence O’Brien

Tracie Mariner

August 4, 2015

Sale of territories

The license of territory revenue is from specific contracts separate from our standard contracts, and may not continue in the future. It relates to contracts under which the Company sold already completed dispensaries. The revenues were recognized upon the transfer of the rights to operate the dispensary under the license to the buyer.

3.	Regarding consulting fee revenues, you state, “For multi-year contracts with upfront payments made by customers, the upfront payments are recognized over the longer of the contract period or the customer relationship.” Within this timeframe, please clarify how you determine how much revenue to recognize each accounting period (e.g. based on milestones, straight-line on a monthly basis, etc.) and your basis for doing so under the accounting literature. Also, please clarify how you recognize consulting fee revenues on contracts that do not have upfront payments.

The Company recognizes the consulting revenue straight line on a monthly basis over the 5 year term of the contract. In accordance with SAB.T.13A3, f. Question 1, the upfront payments are “deferred and recognized systematically over the periods that the fees are earned.40” Per footnote 40, a “systematic method would be on a straight-line basis, unless evidence suggests that revenue is earned or obligations are fulfilled in a different pattern, in which case that pattern should be followed.” The Company has determined that there is no evidence that the revenue is earned in a different pattern, and, therefore, concluded the straight line method to be the best systematic method. If the Company is not successful in assisting the customer in achieving a license to operate a dispensary, then any remaining unrecognized revenue is immediately recognized, as the customer relationship has ended.

Terence O’Brien

Tracie Mariner

August 4, 2015

All of the contracts under which consulting revenue was recognized in 2014, per the terms discussed above, contained upfront payments. The contracts executed prior to 2013, under which consulting revenue was recognized in 2013 had terms which called for a monthly consulting fee to be charged after the successful licensing of the dispensary. The Company notes that, in practice, the monthly consulting fees were never charged, and, therefore, no consulting revenue has been recognized for these ongoing consulting services.

4.	Regarding your accounting for other revenue on contracts with up-front payments, please clarify how you determine how much revenue to recognize each accounting period over the duration of the contract or customer relationship. Clarify how you recognize other revenue on contracts that do not have upfront payments.

Please see the discussion of build-out and Medbox machine revenue recognition in Response No. 2, above, as these are the only other products generating revenue in the contracts.

5.	In regard to your arrangements being accounted for under the milestone method, please expand your disclosure to include all of the disclosures required by ASC 605-28-50-2, including the total amount of contingent consideration and consideration recognized during the period for the milestones reached.

As noted above, upon further research of authoritative guidance and review of the specific contracts during the period, the Company believes it was imprecise in the use of the term “milestone” and the Company will remove all references to the milestone method in its revenue recognition policy disclosures and wherever else referenced going forward, beginning with the Company’s Q2 10-Q Filing.

6.	Please provide a discussion of the milestones typically included in your contracts and how you determine the amount of consideration to recognize for each milestone.

As noted above, upon further research of authoritative guidance and review of the specific contracts during the period, the Company believes it was imprecise in the use of the term “milestone” the Company will remove all references to the milestone method in its revenue recognition policy disclosures and wherever else referenced going forward, beginning with the Company’s Q2 10-Q Filing.

7.	Discuss how you determined each milestone is substantive using the guidance in paragraphs 2 and 3 of ASC 605-28-25.

As noted above, upon further research of authoritative guidance and review of the specific contracts during the period, the Company believes it was imprecise in the use of the term

Terence O’Brien

Tracie Mariner

August 4, 2015

“milestone” the Company will remove all references to the milestone method in its revenue recognition policy disclosures and wherever else referenced going forward, beginning with the Company’s Q2 10-Q Filing.

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If you have any questions or comments regarding the foregoing or have additional questions or comments, please contact the undersigned at 202-585-6534.

Very truly yours,

/s/ Scott A. Schwartz
Scott A. Schwartz
cc:	Jeffrey Goh

C. Douglas Mitchell

Candace Wernick

Blase Dillingham, Esq.